                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                            -----------------------

                                   FORM 11-K


                   Annual Report Pursuant to Section 15(d) of
                      The Securities Exchange Act of 1934



(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

       For the period* ended        September 30, 1996
                             --------------------------
                                       or
[    ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
       ACT OF 1934.

       For the transition period from ____________ to ___________

       Commission File Number  1-5851  (Rhone-Poulenc Rorer Inc.)
                              --------


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           CENTEON BIO-SERVICES,INC.
                             EMPLOYEE SAVINGS PLAN
                               1020 First Avenue
                         King of Prussia, PA 19406-1310

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            RHONE-POULENC RORER INC.
                                500 Arcola Road
                          Collegeville, PA  19426-0107

*  This report is being filed pursuant to General Instruction A(2)(ii) of Form
   S-8.

                 CENTEON BIOSERVICES INC. EMPLOYEE SAVINGS PLAN

                            ----------------------

     For the period from January 1, 1996 (inception) to September 30, 1996

                CENTEON BIOSERVICES INC. EMPLOYEE SAVINGS PLAN

                         INDEX TO FINANCIAL STATEMENTS

                            ----------------------

                                                            Page Nos.
                                                            ---------


Financial Statements:

      Report of Independent Accountants                          3

      Statement of Financial Condition at
           September 30, 1996                                    4

      Statement of Income and Changes in Plan Equity
           for the period from January 1, 1996 (inception)
           to September 30, 1996                                 5

      Notes to Financial Statements                           6-15

                       Report of Independent Accountants
                       ---------------------------------


To the Employee Savings Plan Committee:

We have audited the accompanying statement of financial condition of the Centeon BioServices Inc. Employee Savings Plan ("the Plan") as of September 30, 1996, and the related statement of income and changes in plan equity for the period from January 1, 1996 (inception) to September 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of September 30, 1996, and its income and changes in Plan equity for the period from January 1, 1996 (inception) to September 30, 1996, in conformity with generally accepted accounting principles.



/S/ COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
December 19, 1996

                 CENTEON BIOSERVICES INC. EMPLOYEE SAVINGS PLAN
                        STATEMENT OF FINANCIAL CONDITION

                                                                September 30,
                                                                    1996
                                                                -------------
ASSETS

Investments                                                      $14,653,692

Cash                                                                     143

Receivables:
   Employer contributions                                             48,446
   Employee contributions                                             91,302
                                                                 -----------
                                                                     139,748

Loans to participants                                                765,963
                                                                 -----------
Total assets                                                      15,559,546
                                                                 -----------

LIABILITIES

Transfers Pending                                                    (30,465)
                                                                 -----------

PLAN EQUITY                                                      $15,529,081
                                                                 ===========

                See accompanying notes to financial statements.

                 CENTEON BIOSERVICES INC. EMPLOYEE SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY


                                                          For the period from
                                                            January 1, 1996
                                                             (inception) to
                                                           September 30, 1996
                                                          --------------------
ADDITIONS
Contributions:
      Employer                                                    $473,215
      Employee                                                     869,896

Investment income:
      Interest income                                              245,334
      Dividend income                                              146,919

Net appreciation of Investments                                  2,169,588
                                                               -----------

Total additions                                                  3,904,952

DEDUCTIONS
Withdrawals and terminations                                       797,185
                                                               -----------

NET INCREASE BEFORE TRANSFERS                                    3,107,767

TRANSFERS FROM OTHER PLANS
      January 1, 1996                                           11,396,711
      August 31, 1996                                            1,024,603
                                                               -----------
NET INCREASE                                                    15,529,081
                                                               -----------

PLAN EQUITY:

      Beginning of period                                                -
                                                               -----------

      End of period                                            $15,529,081
                                                               ===========

                See accompanying notes to financial statements.

                 CENTEON BIOSERVICES INC. EMPLOYEE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1.  Summary of Significant Plan Provisions

Plan Creation and Description
-----------------------------

Centeon L.L.C., the parent of Centeon BioServices, Inc., was created on January 1, 1996 as a joint venture between Rhone-Poulenc Rorer, Inc. ("RPR") and Hoechst AG ("Hoechst"). Centeon BioServices, Inc., formerly Plasma Alliance Inc., was owned by RPR. Associated BioScience, Inc. was owned by Hoechst and was merged into Plasma Alliance prior to it being renamed Centeon BioServices, Inc. The joint venture is dedicated to the plasma protein business of each of its parents. Concurrent with the creation of the joint venture, the Centeon BioServices Inc. Employee Savings Plan (the "Plan") was created as a spin-off of the RPR Employee Savings Plan. The Plan is a voluntary, defined contribution 401(k) plan for salaried and hourly employees of Centeon BioServices Inc. (the "Company").

Transfers from other Plans
--------------------------

Effective January 1, 1996, plan assets totaling $11,396,711 were transferred into the Plan from the Rhone-Poulenc Rorer Employee Savings Plan. This amount represents the participant balances of 712 former Rhone-Poulenc Rorer employees who transferred to Centeon BioServices Inc.

Effective August 31, 1996, plan assets totalling $1,024,603 were transferred into the Plan from the Associated BioSciences, Inc. plan. This amount represents the participant balances of 131 former Associated BioScience, Inc. employees who transferred to Centeon BioServices, Inc. when the joint venture was created.

The amount of the transfers, by fund, were as follows:

                                         January 1     August 31       Total
                                         ---------     ---------    -----------
IDS Discovery Fund, Inc.                 $   153,509                $   153,509
IDS Federal Income Fund, Inc.                 81,479                     81,479
IDS International Fund, Inc.                 169,236                    169,236
IDS Managed Allocation Fund, Inc.            218,778                    218,778
IDS Mutual                                   262,578   $ 475,740        738,318
IDS New Dimensions Fund, Inc.                525,688                    525,688
American Express Trust Equity Index
 Fund I                                      811,718     356,180      1,167,898
IDS Selective                                      0     192,683        192,683
Interest Accumulation Account              3,496,083                  3,496,083
Rhone-Poulenc Rorer Inc. Common Stock
 Account                                   4,964,081                  4,964,081
Participants' Promissory Notes Account       713,561                    713,561
                                         -----------   ----------    -----------
                                         $11,396,711   $1,024,603    $12,421,314
                                         ===========  ==========    ===========

Transfers Pending
-----------------

As of September 30, 1996, assets totalling $30,465 were included in the Centeon BioServices trust representing employees who had transferred employment to RPR. These pending transfers are shown as a liability on the accompanying statements.

Trustee and Recordkeeper
------------------------

The American Express Trust Company (the "Trustee") is the Plan's recordkeeper and trustee.

Plan Administrator
------------------

The Employee Savings Plan Committee (the "Committee"), as appointed by the Company's Board of Directors, is responsible for the general administration of the Plan.

Eligibility
-----------

Any employee, who was a participant in either the Hoechst or RPR savings plans immediately prior to January 1, 1996 or the date on which their employment is transferred from RPR or Hoechst to the Company, is eligible to participate in the Plan on their first day of employment. All other employees are eligible to join the Plan following the completion of one year of service. As of September 30, 1996, there were 856 participants in the Plan.

Contributions
-------------

All participant contributions are made on a before-tax basis. Each participant may invest from 1 percent to 6 percent of annual basic compensation (to a maximum of $6,000 per year, on which the employer match applies) as a basic contribution. In addition, each participant may make an additional supplemental contribution, subject to certain limitations. The total of the basic and supplemental contributions can not exceed IRS limitations for each plan year. For the 1996 plan year, the total of such contributions can not exceed $9,500. If a participant's annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.

Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

The Company's basic matching contribution for plan participants contributing at least 6% is as follows:

       Portion of 6% Basic Contribution       Company Contribution Percentage
       --------------------------------       -------------------------------

              1st    1%                                   100%
               2nd   1%                                    90%
               3rd   1%                                    80%
           4th through 6th 1%                              50%

Vesting
-------

All participants are fully vested at all times in all amounts held in their accounts.

Investment Options
------------------

Investment options include the following vehicles: IDS Discovery Fund, Inc.; IDS Federal Income Fund, Inc.; IDS International Fund, Inc.; IDS Managed Allocation Fund, Inc.; IDS Mutual; IDS New Dimensions Fund, Inc. (collectively, the "IDS funds"); American Express Trust Equity Index Fund I; Interest Accumulation Account; and Rhone-Poulenc Rorer Inc. Common Stock Account. Effective June 3, 1996, four new investment options were made available to participants: IDS Selective Fund, Inc. (Class Y); IDS Growth Fund, Inc. (Class
Y); Templeton Foreign Fund (Class II); and AIM Constellation Fund (Class B). The IDS funds are managed by American Express Financial Corporation. Participants may choose any combination of available investment vehicles in increments of one percent of their contribution.

Withdrawals/Distributions
-------------------------

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, he (or in the case of death, his beneficiary) is entitled to the full amount of his account as valued on the applicable valuation date.

In the event of a participant's death, distribution of his account will be made as soon as administratively practicable upon the receipt of appropriate documentation from his designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account are typically made in a single payment; however, distributions for reasons other than death may be made under a continuous withdrawal method at the discretion of the Committee. Deferrals of distributions can not be made past the age of 70 1/2. Withdrawals and distributions are recorded when paid.

While employed, a participant may make certain withdrawals upon written notice of (1) employer contributions which are held in investment vehicles other than the Rhone-Poulenc Rorer Inc. Common Stock Account and which have been held in such vehicles for at least two years, and (2) basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. Hardship withdrawals must be approved by the Committee. At the age of 59 1/2, the participant may withdraw any portion of his basic and supplemental contribution amounts.

Before-tax contributions, Company matching and supplemental contributions, and all investment earnings are fully taxable upon distribution to the participant. Special lump-sum distribution rules apply for full plan withdrawals made after age 59 1/2. A ten percent surtax, as well as a twenty percent mandatory withholding, is applicable to taxable withdrawals and distributions prior to age 59 1/2, subject to certain exceptions, including distributions due to death or permanent disability.

Loan Provisions
---------------

Any participant who is an employee may apply for a loan provided the request does not exceed 50% of his vested account value and the total outstanding does not exceed $50,000. Only one loan may be made every 365 days and all loans are subject to approval by the Committee. Loan terms are generally limited to five years with no penalty for early repayment. Interest rates are determined by the Committee in accordance with prevailing market rates on similar types of loans. Interest paid by the participant is credited to the participant's account. If a participant defaults on an outstanding loan, the unpaid amount is treated as a taxable withdrawal and is subject to the ten percent surtax (prior to age
59 1/2) referred to above and federal income taxes. Administrative expenses associated with loans are paid by the Company.

When a participant receives a distribution from the Plan, any outstanding loan balance (plus accrued interest) will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when he becomes entitled to a distribution as long as his remaining interest in the Plan exceeds his outstanding loan balance.

Plan Expenses
-------------

Brokerage commissions in connection with the Plan's purchase or sale of securities are added to the cost of the securities or deducted from the proceeds thereof, as the case may be. All other costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.

Termination of the Plan
-----------------------

The Company's Board of Directors may amend or suspend the Plan from time to time and may terminate the Plan at any time (although there is no present intent to do so) provided, however, that no such action may cause the participants' employee and Company contribution accounts to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated with respect to all participants or a group of participants, all such participants' accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

NOTE 2.  Summary of Significant Accounting Policies

Investments
-----------

All of the IDS funds, the American Express Trust Equity Index Fund I, the Templeton Foreign Fund and the AIM Constellation Fund are stated at the fair market value of the particular fund. The Interest Accumulation Account is stated at contract value (cost plus interest income earned on a daily accrual basis) which approximates fair value. The Rhone-Poulenc Rorer Inc. Common Stock Account is stated at the fair market value of RPR's common stock.

Concentration of Credit Risk
----------------------------

The Plan has invested substantially all of its assets in investment accounts with five insurance companies, in American Express Trust Company funds, the Templeton Foreign Fund, the AIM Constellation Fund and in Rhone-Poulenc Rorer Inc. common stock. Assets invested are subject to certain risks, which could result in losses to the Plan in the event of non-performance.

In general, unless otherwise noted, no single common stock issue represents more than 4% of the total assets of a particular IDS fund, or the AIM Constellation Fund. The IDS Federal Income Fund, Inc. holds approximately 71% of its total assets in securities issued by the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC") and an additional 16% in various other U.S. Government securities, primarily U.S. Treasury Bills and Resolution Funding Corp bonds. The IDS Selective Fund, Inc. holds approximately 8% of its total assets in securities issued by the FNMA or FHLMC and an additional 35% in various other U.S. Government Securities, primarily U.S. Treasury Bills. The IDS International Fund, Inc. holds various securities of companies located in Japan, United Kingdom and France which comprised 26%, 13% and 8%, respectively, of the total fund balance. The Templeton Foreign Fund holds securities of companies located in other countries with no single country investments exceeding 7 percent of the net assets of the fund.

The Plan requires no collateral to support its investments. The nature of the investments is discussed more fully in Note 3.

Contributions
-------------

Contributions from employees are deposited as soon as practicable but no more than fifteen days after the end of the calendar month in which the Company and its participating subsidiaries make payroll deductions from plan participants. Contributions from the employees and the Company are recorded in the same period as the corresponding payroll deductions.

Net Appreciation (Depreciation) of Investments
----------------------------------------------

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and unrealized appreciation (depreciation) on those investments.

Use of Estimates
----------------

Certain amounts included in the accompanying financial statements and related footnotes reflect the use of estimates based on assumptions made by the Plan's management. Actual amounts could differ from those estimates.

NOTE 3.  Significant Aspects of Investment Options

IDS Discovery Fund, Inc. (Class Y)
----------------------------------

The IDS Discovery Fund, Inc. (Class Y) is a diversified mutual fund that invests primarily in common stocks of small and medium size growth companies, many of which specialize in technological innovation. Total units and unit values invested in the fund at September 30, 1996 were 25,776 at $12.450 per unit. There were 172 participants in the fund at September 30, 1996.

IDS Federal Income Fund, Inc. (Class Y)
---------------------------------------

The IDS Federal Income Fund, Inc. (Class Y) invests primarily in U.S. government and government agency securities. Total units and unit values invested in the fund at September 30, 1996 were 19,063 at $4.945 per unit. There were 72 participants in the fund at September 30, 1996.

IDS International Fund, Inc. (Class Y)
--------------------------------------

The IDS International Fund, Inc. (Class Y) is a diversified mutual fund that invests primarily in common stocks and securities convertible into common stocks of foreign issuers. Total units and unit values invested in the fund at September 30, 1996 were 20,747 at $10.897 per unit. There were 131 participants in the fund at September 30, 1996.

IDS Managed Allocation Fund, Inc. (Class Y)
-------------------------------------------

The IDS Managed Allocation Fund, Inc. (Class Y) (formerly the IDS Managed Retirement Fund, Inc.) is a diversified mutual fund that invests in common and preferred stocks, convertible securities, debt securities and money market instruments issued by both U.S. and foreign companies. Total units and unit values invested in the fund at September 30, 1996 were 25,127 at $12.197 per unit. There were 139 participants in the fund at September 30, 1996.

IDS Mutual (Class Y)
--------------------

IDS Mutual (Class Y), a part of IDS Investment Series, Inc., is a diversified mutual fund that invests in common stocks and senior securities (preferred stock and debt securities) issued by U.S. and foreign companies as well as convertible securities and money market instruments. Total units and unit values invested in the fund at September 30, 1996 were 60,683 at $13.512 per unit. There were 250 participants in the fund at September 30, 1996.

IDS New Dimensions Fund, Inc. (Class Y)
---------------------------------------

The IDS New Dimensions Fund, Inc. (Class Y) is a diversified mutual fund that invests primarily in common stocks and securities convertible into common stocks of U.S. and foreign companies. Total units and unit values invested in the fund at September 30, 1996 were 40,845 at $20.527 per unit. There were 275 participants in the fund at September 30, 1996.

IDS Selective Fund, Inc. (Class Y)
----------------------------------

The IDS Selective Fund, Inc. (Class Y) is a mutual fund that invests primarily in investment-grade bonds. Total units and unit values invested in the fund at September 30, 1996 were 22,429 at $9.065. There were 51 participants in the fund at September 30, 1996.

IDS Growth Fund, Inc. (Class Y)
-------------------------------

The IDS Growth Fund, Inc. (Class Y) is a mutual fund that invests primarily in common stocks and securities convertible into common stocks. Total units and unit values invested in the fund at September 30, 1996 were 2,266 at $26.566. There were 8 participants in the fund at September 30, 1996.

American Express Trust Equity Index Fund I
------------------------------------------

The American Express Trust Equity Index Fund I is a fund of common stocks designed to closely match the total investment performance of the Standard and Poor's 500 Composite Stock Index (the "S&P 500 Index"). The American Express account portfolio contains all common stock issues represented in the S&P 500 Index except for stock of American Express Financial Corporation. No single common stock issue can exceed 10% of the account portfolio at the time of purchase. The fund is passively maintained; transactions occur only for the purpose of investing new contributions, funding withdrawals, or adjusting to changes made in the composition of stocks included in the S&P 500 Index. Total units and unit values invested in the fund at September 30, 1996 were 71,309 at $18.945 per unit. There were 234 participants in the fund at September 30, 1996.

Templeton Foreign Fund (Class II)
---------------------------------

The Templeton Foreign Fund (Class II) is a mutual fund that invests primarily in stocks and debt obligations of companies and governments outside the United States. Total units and unit values invested in the fund at September 30, 1996 were 159 at $10.08. There were 2 participants in the fund at September 30, 1996.

AIM Constellation Fund (Class B)
--------------------------------

The AIM Constellation Fund (Class B) is a mutual fund which invests primarily in common stocks of medium-sized and smaller emerging growth companies. Total units and unit values invested in the fund at September 30, 1996 were 458 at $25.95. There were 7 participants in the fund at September 30, 1996.

Interest Accumulation Account
-----------------------------

The Plan participates in a pooled trust account with the Rhone-Poulenc Rorer, Inc. and Centeon L.L.C. 401(k) plans with respect to the Interest Accumulation Account. The Interest Accumulation Account is a pool of interest-bearing contracts, the principal and interest of which are guaranteed by the issuing companies. Issuing companies of contracts in the account at September 30, 1996 were Aetna Life Insurance Company, John Hancock Mutual Life Insurance Company, Metropolitan Life Insurance, The Prudential Insurance Company of America, Principal Mutual Life Insurance Company, Transamerica Occidental Life Insurance Company, and New York Life Insurance Company. The contracts have an aggregate fair market value of $100,681,872, of which $3,881,000 represented Centeon BioServices interest in the pooled account. The contracts are considered fully benefit-responsive. Each contract is subject to early termination penalties which may be significant. The interest rates on funds on deposit in the Interest Accumulation Account ranged from 5.53 percent to 9.05 percent in 1996. The weighted average interest rate of all outstanding contracts at September 30, 1996 was 7.69 percent. There were 475 participants in the account at September 30, 1996.

Rhone-Poulenc Rorer Inc. Common Stock Account
---------------------------------------------

The Plan participates in a pooled trust account with the Rhone-Poulenc Rorer, Inc. and Centeon L.L.C. 401(k) plans with respect to the RPR common stock fund. This account consists of Rhone-Poulenc Rorer Inc. common stock acquired at the prevailing market price and temporary investments held by the Trustee. Total RPR common shares held in the pooled account as of September 30, 1996 were 1,400,036 of which Centeon BioServices interest was 88,810 shares. The RPR common share value as of September 30, 1996 was $73.625 per share. There were 670 participants in the account at September 30, 1996.

Allocation of Investment Performance
------------------------------------

Investment performance (i.e., interest and dividends) within the funds is allocated to participant accounts based on a participant's relative unit value interest in an individual fund at the earnings date.


NOTE 4.  Tax Status

The Company intends to file for a determination letter from the Internal Revenue Service ("IRS") during 1997. However, the Committee and the Plan's legal counsel believe that the Plan is designed and is currently being operated in accordance with the applicable provisions of the Internal Revenue Code.

NOTE 5.  Summary of Investments

                                                                             % of Fair Value
                                                                                of Total
               Description                    Cost         Fair Value          Investments
-------------------------------          ------------      ----------        -------------
IDS Discovery Fund, Inc.                  $   293,939      $   320,908              2%
IDS Federal Income Fund, Inc.                  96,061           94,268              1%
IDS International Fund, Inc.                  208,855          226,076              2%
IDS Managed Allocation Fund, Inc.             289,598          306,478              2%
IDS Mutual                                    784,889          819,955              6%
IDS New Dimensions Fund, Inc.                 658,944          838,418              6%
IDS Selective Fund, Inc.                      200,432          203,316              1%
IDS Growth Fund, Inc.                          55,153           60,204             -
American Express Trust Equity Index         1,070,862        1,350,958             9%
 Fund I
Templeton Foreign Fund                          1,580            1,603             -
AIM Constellation Fund                         10,743           11,874             -
Interest Accumulation Account               3,158,561        3,881,000            26%
RPR Common Stock Account                    3,711,177        6,538,634            45%
                                          -----------      -----------           ----
                                          $10,540,794      $14,653,692           100%
                                          ===========      ===========           ====

The aggregate amount of unrealized appreciation of investments and realized gains for the period from January 1, 1996 to September 30, 1996 was $1,831,491 and $338,097, respectively.

NOTE 6.  Plan Equity by Account

Plan equity by account at September 30, 1996 was as follows:

                                                        September 30, 1996

                                 IDS      IDS FEDERAL       IDS       IDS MANAGED                IDS NEW       IDS        IDS
                              DISCOVERY     INCOME     INTERNATIONAL   ALLOCATION               DIMENSIONS  SELECTIVE    GROWTH
                              FUND, INC.   FUND, INC.    FUND, INC.    FUND, INC.  IDS MUTUAL   FUND, INC.  FUND, INC.  FUND, INC.
                              ----------  -----------  -------------  -----------  ----------   ----------  ----------  ----------
ASSETS
Investments                   $320,908    $94,268       $226,076       $306,478    $819,955     $838,418    $203,316    $60,204

Cash                                 -          -              -              -           -            -           -          -

Receivables:
Employer contributions           1,061        312            747          1,013       2,711        2,772         672        199
Employee contributions           1,999        587          1,409          1,910       5,109        5,224       1,267        375
                              --------    -------       --------       --------    --------     --------    --------     -------
                                 3,060        899          2,156          2,923       7,820        7,996       1,939        574
Loans to participants, net           -          -              -              -           -            -           -          -
                              --------    -------       --------       --------    --------     --------    --------    -------
Total assets                   323,968     95,167        228,232        309,401     827,775      846,414     205,255     60,778
                              --------    -------       --------       --------    --------     --------    --------    -------
LIABILITIES
Transfers pending                    -          -              -              -           -            -      (3,642)         -
                              --------    -------       --------       --------    --------     --------    --------    -------
PLAN EQUITY                   $323,968    $95,167       $228,232       $309,401    $827,775     $846,414    $201,613    $60,778
                              ========    =======       ========       ========    ========     ========    ========    =======

                               AMERICAN                                                  RHONE-
                               EXPRESS                                                   POULENC      PARTICIPANTS'
                                TRUST                         AIM          INTEREST     RORER, INC.    PROMISSORY
                             EQUITY INDEX    TEMPLETON    CONSTELLATION  ACCUMULATION  COMMON STOCK      NOTES       COMBINED
                                FUND I      FOREIGN FUND      FUND          ACCOUNT      ACCOUNT        ACCOUNT      ACCOUNTS
                             -------------  ------------  -------------  ------------  ------------  -------------  ----------
ASSETS
Investments                    $1,350,958     $1,603        $11,874        $3,881,000    $6,538,634             -     $14,653,692

Cash                                    -          -              -                 -             -      $    143             143

Receivables:
Employer contributions              4,466          6             39            12,831        21,618             -          48,446
Employee contributions              8,417         10             74            24,181        40,740             -          91,302
                               ----------     ------        -------        ----------    ----------      --------     -----------
                                   12,883         16            113            37,012        62,358             -         139,748
Loans to participants, net              -          -              -                 -             -       765,963         765,963
                               ----------     ------        -------        ----------    ----------      --------     -----------
Total assets                    1,363,841      1,619         11,987         3,918,012     6,600,992       766,106      15,559,546
                               ----------     ------        -------        ----------    ----------      --------     -----------
LIABILITIES
Transfers pending                     292          -              -           (13,486)      (13,486)         (143)        (30,465)
                               ----------     ------        -------        ----------    ----------      --------     -----------
PLAN EQUITY                    $1,364,133     $1,619        $11,987        $3,904,526    $6,587,506      $765,963     $15,529,081
                               ==========     ======        =======        ==========    ==========      ========     ===========

NOTE 7.     Income and changes in Plan Equity by Account

Income and changes in plan equity by account for the period from January 1, 1996 (inception) to September 30, 1996 were as follows:

                                 IDS      IDS FEDERAL       IDS       IDS MANAGED                IDS NEW       IDS        IDS
                              DISCOVERY     INCOME     INTERNATIONAL   ALLOCATION               DIMENSIONS  SELECTIVE    GROWTH
                              FUND, INC.   FUND, INC.    FUND, INC.    FUND, INC.  IDS MUTUAL   FUND, INC.    FUND        FUND
                              ----------   ----------  -------------  -----------  ----------   ----------  ----------  ----------
ADDITIONS
Contributions:
Employer                      $ 21,088     $ 7,169        $ 16,190     $ 22,348     $ 25,260     $ 48,255    $    672    $   801
Employee                        50,933      16,507          40,109       58,752       58,849      115,403       1,267      1,726

Investment income:
Interest income                  2,497       1,669           1,363        1,541        1,789        4,617           -         34
Dividend income                      -       3,072               -        5,486       31,870            -       7,749          -

Net appreciation
 (depreciation)
 of Investments                 44,751      (2,388)         13,397       13,792        9,360      119,029           -      6,051

Transfers, net                  60,036     (10,398)          3,079        9,307      (25,181)      52,720           -     53,166
                              --------     -------        --------     --------     --------     --------    --------    -------
Total additions                179,305      15,631          74,138      111,226      101,947      340,024       9,688     60,778
                              --------     -------        --------     --------     --------     --------    --------    -------
DEDUCTIONS
Withdrawals and
 terminations                    8,846       1,943          15,142       20,603       12,490       19,298         758          -
                              --------     -------        --------     --------     --------     --------    --------    -------
NET INCREASE BEFORE
 TRANSFERS                     170,459      13,688          58,996       90,623       89,457      320,726       8,930     60,778
                              --------     -------        --------     --------     --------     --------    --------    -------
TRANSFERS FROM OTHER PLANS
January 1, 1996                153,509      81,479         169,236      218,778      262,578      525,688           -          -
August 31, 1996                      -           -               -            -      475,740            -     192,683          -
                              --------     -------        --------     --------     --------     --------    --------    -------
NET INCREASE                   323,968      95,167         228,232      309,401      827,775      846,414     201,613     60,778

PLAN EQUITY:
Beginning of period                  -           -               -            -            -            -           -          -
                              --------     -------        --------     --------     --------     --------    --------    -------
End of period                 $323,968     $95,167        $228,232     $309,401     $827,775     $846,414    $201,613    $60,778
                              ========     =======        ========     ========     ========     ========    ========    =======

                                                        (continued on next page)

            For the period from January 1, 1996 (inception) to September 30,
1996

                               AMERICAN                                                  RHONE-
                               EXPRESS                                                   POULENC      PARTICIPANTS'
                                TRUST                         AIM          INTEREST     RORER, INC.    PROMISSORY
                             EQUITY INDEX    TEMPLETON    CONSTELLATION  ACCUMULATION  COMMON STOCK       NOTES       COMBINED
                                FUND I      FOREIGN FUND      FUND          ACCOUNT       ACCOUNT        ACCOUNT      ACCOUNTS
                             -------------  ------------  -------------  ------------  ------------  -------------  ----------
ADDITIONS
Contributions:
Employer                     $   29,475     $   24        $   565        $  110,354    $ 191,014            -       $   473,215
Employee                         72,240         51          1,277           240,924      211,858            -           869,896

Investment income:
Interest income                   3,059          2            111           221,179        7,473            -           245,334
Dividend income                  12,923          -              -                 -       85,819            -           146,919

Net appreciation
(depreciation) of
Investments                     111,199         24            997                 -    1,854,376            -         2,169,588

Interfund Transfers, net        (13,264)     1,518          9,037            47,776     (275,218)    $ 87,422                 -
                             ----------     ------        -------        ----------   ----------     --------       -----------
Total additions                 215,632      1,619         11,987           620,233    2,075,322       87,422         3,904,952
                             ----------     ------        -------        ----------   ----------     --------       -----------
DEDUCTIONS
Withdrawals and
 terminations                    19,397          -              -           211,790      451,897       35,020           797,185
                             ----------     ------        -------        ----------   ----------     --------       -----------
NET INCREASE
BEFORE TRANSFERS                196,235      1,619         11,987           408,443    1,623,425       52,402         3,107,767

TRANSFERS FROM OTHER PLANS
January 1, 1996                 811,718          -              -         3,496,083    4,964,081      713,561        11,396,711
August 31, 1996                 356,180          -              -                 -            -            -         1,024,603
                             ----------     ------        -------        ----------   ----------     --------       -----------
NET INCREASE                  1,364,133      1,619         11,987         3,904,526    6,587,506      765,963        15,529,081

PLAN EQUITY:
Beginning of period                   -          -              -                 -            -            -                 -
                             ----------     ------        -------        ----------   ----------     --------       -----------
End of period                $1,364,133     $1,619        $11,987        $3,904,526   $6,587,506     $765,963       $15,529,081
                             ==========     ======        =======        ==========   ==========     ========       ===========

                                   SIGNATURES
                                   ----------


       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         CENTEON BIO-SERVICES, INC.
                         EMPLOYEE SAVINGS PLAN
                         (Name of Plan)


                         By: /s/ Richard A. Bierly
                             ---------------------------------------
                         Name:   Richard A. Bierly
                         Title:  Vice President and Treasurer



Dated:  December 20, 1996

                                 Exhibit Index
                                 -------------


Exhibit        Description
-------        -----------

23             Consent of Coopers & Lybrand LLP